                           COVER-ALL TECHNOLOGIES INC.
                55 LANE ROAD, SUITE 300 o FAIRFIELD, N.J. o 07004
                     PHONE: 973.461.5200 o FAX: 973.461.5257







                               September 16, 2005


VIA EDGAR
---------

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:     Cover-All Technologies Inc.
                Form 10-K for Fiscal Year Ended December 31, 2004
                Filed March 25, 2005
                File No. 000-13124

Dear Mr. Skinner:

On behalf of Cover-All Technologies Inc., a Delaware corporation ("Cover-All" or the "Company"), we are transmitting responses to your letter of comments dated August 23, 2005, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "10-K").

The responses are numbered to correspond to the numbers and headings of the paragraphs set forth in your letter of comments (which are reproduced below).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES, PAGE 24

1. PLEASE EXPLAIN TO US HOW YOU DETERMINED THAT YOUR LIQUIDITY DISCLOSURES WERE APPROPRIATE. EXPLAIN HOW YOU EVALUATED YOUR ABILITY TO MEET UPCOMING CASH REQUIREMENTS OVER BOTH THE SHORT AND LONG TERM. AS PART OF YOUR RESPONSE, TELL US HOW YOU CONSIDERED PROVIDING THE FOLLOWING, AS DESCRIBED IN SECTION IV OF SEC RELEASE 33-8350:

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                          Page 2


RESPONSE:   In determining that the Company's liquidity disclosures were appropriate, Cover-All reviewed and analyzed the material trends, commitments, demands and uncertainties affecting its sources of cash flow, anticipated cash requirements and capital expenditures over the short and long term.

            The Company believes that the 10-K reflected this analysis and disclosed the material factors influencing the Company's liquidity and capital resources.

            Cover-All considered the following factors when determining appropriate liquidity and capital resources disclosure:

HISTORICAL INFORMATION REGARDING SOURCES OF CASH AND CAPITAL EXPENDITURES

RESPONSE:   Cover-All's largest source of operating cash flows is cash collections from its customers following the purchase or renewal of software licenses, product support agreements and other related services. Payments from customers for software licenses are generally received at the beginning of the contract term. Payments from customers for product support and application services provider
            ("ASP") services are generally received in advance on a quarterly basis. Payments for professional services are generally received 30 days after the services are performed.

            In 2001 and 2002, Cover-All completed two rounds of debt financing through the sale of an aggregate principal amount of $2.5 million 8% convertible debentures due in 2008 (the "2008 Debentures") and 2009 (the "2009 Debentures", and, together with the 2008 Debentures, the "Debentures"), respectively, to Renaissance US Growth & Income Trust PLC, BFS US Special Opportunities Trust PLC and certain other investors. The 2008 Debentures mature on July 1, 2008 and the 2009 Debentures mature on September 1, 2009, unless the Debentures are redeemed earlier or the holders elect to convert the Debentures into shares of Cover-All common stock at a conversion price of $0.30 per share, subject to adjustment.

            Cover-All determined that its 10-K liquidity and capital resources discussion appropriately disclosed the primary historical sources of funds for operations because the 10-K accurately disclosed that cash flows from operations and proceeds from the 2008 Debentures and 2009 Debentures have been the Company's main sources of cash and capital expenditures.

AN EVALUATION OF THE AMOUNTS AND CERTAINTY OF CASH FLOWS

RESPONSE:   Cover-All's ability to generate cash has depended on a number of different factors, primarily its ability to continue to secure and retain customers and generate new

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                          Page 3


            license sales and related product support agreements. In order to attract new customers and maintain or grow existing revenue streams, the Company utilizes its existing sources of capital to invest in sales and marketing, technology infrastructure and research and development.

            The Company's ability to continue to control expenses, maintain existing revenue streams and anticipate new revenue will impact the amounts and certainty of cash flows. Cover-All intends to maintain its expenses in line with existing revenue streams from maintenance support, ASP services and professional services.

            The Company prepares monthly cash flow projections on a rolling twelve-month basis based on a detailed review of anticipated receipts and revenue from licenses, maintenance, ASP and professional services. Cover-All also performs a detailed review of its disbursements, including fixed costs, variable costs, legal costs, payroll costs and other specific payments, on a rolling twelve-month basis.

            Comparing estimated cash receipts to estimated payments, the Company evaluates its ending cash balance monthly and evaluates whether its anticipated cash flows from operations will be sufficient to meet its normal operating needs for at least the next twelve months.

            For the year ended December 31, 2004, net cash (used for) provided by operating activities totaled approximately ($2,700) compared to approximately $221,000 for the year ended December 30, 2003 and $2,055,000 for the year ended December 31, 2002. In 2004, cash flow from operating activities represented the Company's principal source of cash and resulted primarily from net income less non-cash expenses and changes in working capital. Cover-All had a significant increase in its accounts receivable due to the license sale to one large customer offset by non-cash expenses and payment of liabilities. The Company had cash and cash equivalent balances totaling approximately $144,000 and $1,193,000 at December 31, 2004 and December 31, 2003, respectively.

            For the year ended December 31, 2004, net cash used for investing activities was approximately $1,061,000 compared to approximately $1,094,000 for the year ended December 31, 2003 and $1,050,000 for the year ended December 31, 2002. Cover-All expects capital expenditures and capital software expenditures to continue to be funded by cash generated from operations.

            For the year ended December 31, 2004, net cash provided from financing activities was approximately $14,000 compared to approximately $3,000 for the year ended December 31, 2003 and $628,000 for the year ended December 31, 2002. The cash provided from financing activities in 2004 and 2003 consisted of proceeds from the

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                          Page 4


            exercise of stock options. The cash provided from financing activities in 2002 was proceeds from the 2009 Debentures offset by deferred financing costs and principal payments on a capital lease.


            Cover-All determined that its 10-K liquidity and capital resources discussion appropriately addressed the material factors affecting Cover-All's amounts and certainties of cash flows because the Company disclosed its then-current available working capital and amounts of cash and cash equivalents and its determination that cash flows from operations were adequate to meet the Company's normal operating needs for at least the next twelve months.

THE EXISTENCE AND TIMING OF COMMITMENTS FOR CAPITAL EXPENDITURES AND OTHER KNOWN AND REASONABLY LIKELY CASH REQUIREMENTS

RESPONSE:   Cover-All does not anticipate any large capital expenditures that will require the Company to seek new sources of capital. The Company leases computer equipment for terms of three years in order to have the latest available technology to serve its customers and develop new products. In May 2005, Cover-All moved its headquarters and purchased new furniture to meet its current needs and anticipated growth.

            The Company may require a significant amount of cash to service its indebtedness, which consists primarily of its obligations to make monthly principal and interest payments on the Debentures.

            In 2004, the holders of the 2008 Debentures elected to convert all of their monthly principal installments due under the debentures in 2004, totaling $105,335, into shares of Cover-All Common Stock at the conversion price of $0.30 per share, in lieu of receiving such principal installments in cash.

            Cover-All cannot be assured that its cash flow from operations will be sufficient, or that future borrowing will be available, to enable the Company to pay its indebtedness. Furthermore, the Company cannot be assured that any or all of the holders of its Debentures will continue to elect to convert all or a portion of their monthly cash installments of principal into shares of its Common Stock in any future periods. If Cover-All is unable to pay its indebtedness through cash flows from operations, it may need additional financing. Cover-All cannot be certain that it will be able to obtain additional financing with favorable terms.

            Cover-All determined that its 10-K liquidity and capital resources disclosure appropriately addressed the existence and timing for capital expenditures and other known and reasonably likely cash requirements because the Company disclosed its

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                          Page 5

            obligations relating to the Debentures and does not anticipate any additional large capital expenditures or cash requirements and certain other factors relating to its anticipated cash requirements.

DISCUSSION AND ANALYSIS OF KNOWN TRENDS AND UNCERTAINTIES

RESPONSE:   The known trends and uncertainties Cover-All faces include the following:

            o Cover-All's ability to generate cash is subject to general economic, financial, competitive and other factors beyond its control.

            o Cover-All needs to invest resources in product development in order to continue to enhance its current product, develop new products, attract and retain customers and keep pace with competitive product introductions and technological developments.

            o Cover-All experiences intense competition in its industry and continuing technological changes.

            o Insurance companies typically are slow in making decisions and have numerous bureaucratic and institutional obstacles, which can make the Company's efforts to attain new customers difficult.

            o Cover-All competes with a number of larger companies who have greater resources than those of the Company. Cover-All competes on the basis of insurance knowledge, products, services, price, technological advances and system functionality and performance.

            o Cover-All's operations continue to depend upon the continuing business of its existing customers and ability to attract new customers.

            o A decline in software spending in the insurance industry could result in a decrease in the Company's revenue.

            Cover-All determined that the Management's Discussion and Analysis of Financial Conditions and Results section of the 10-K appropriately addressed the trends and uncertainties that may have a material effect on Cover-All's business because the Company considered factors generally affecting the industry in which Cover-All operates as well as risks and uncertainties unique to the Company. Cover-All believes that its 10-K adequately disclosed the trends and uncertainties that may have a material effect on the Company.

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                          Page 6


A DESCRIPTION OF EXPECTED CHANGES IN THE MIX AND RELATIVE COST OF CAPITAL
SOURCES

RESPONSE:   Cover-All concluded that, because the Company does not expect a change in the mix and relative cost of capital sources, no disclosure consisting of a description of such changes was necessary.

            Cover-All does not expect for there to be a change in the mix or relative cost of its sources of capital. If Cover-All were to seek to obtain additional capital, the Company would be required to obtain approval from the holders of its Debentures. Cover-All does not foresee difficulty in obtaining such approval, but the Company has not recently sought approval to raise additional capital.

INDICATIONS OF WHICH BALANCE SHEET OR INCOME OR CASH FLOW ITEMS SHOULD BE CONSIDERED IN ASSESSING LIQUIDITY

RESPONSE:   The Company believes that its liquidity and capital resources discussion in the 10-K adequately addresses the balance sheet, income statement and cash flow items that should be considered in assessing liquidity.

            Balance sheet items that should be considered in assessing Cover-All's liquidity include cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities. Income statement items that should be considered in assessing Cover-All's liquidity include revenue, cost of revenue (net of depreciation and amortization), operating expenses (net of depreciation and amortization) and other expenses. Statement of cash flows items that should be considered in assessing Cover-All's liquidity include net cash flows from operating activities, net cash flows from investing activities and net cash flows from financing activities.

            In the liquidity and capital resources section of the 10-K, the Company discussed that it funds its operations primarily from cash flow from operations. Cash from operations results primarily from net income from the income statement less non-cash expenses (depreciation and amortization) and changes in working capital from the balance sheet.

            The Company detailed cash and cash equivalents for 2004 and 2003 in the liquidity and capital resources section of the 10-K and the reason for the reduction from 2003 to 2004, namely, fewer new license sales. The Company also discussed in detail the Debentures, the outstanding principal and interest payments due in respect of the Debentures and the amount of such principal which was converted into cash in 2004. The Company also compared its working capital (current assets less current liabilities) for 2004 and 2003.

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                          Page 7


A DISCUSSION OF PROSPECTIVE INFORMATION REGARDING YOUR SOURCES OF AND NEEDS FOR CAPITAL, EXCEPT WHERE OTHERWISE CLEAR FROM THE DISCUSSION

RESPONSE:   Cover-All determined that its 10-K liquidity and capital resources discussion appropriately addressed sources of and needs for capital.
            The Company does not anticipate any material changes in its sources of and needs for capital. Cover-All's ability to fund its working capital needs, address planned capital expenditures and make payments on or refinance its indebtedness will depend on its ability to generate cash in the future. Cover-All anticipates generating future working capital through sales to new customers and continued sales and services to its existing customers.

FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-9

2. YOUR REFERENCE TO A LICENSE TERM IN YOUR REVENUE RECOGNITION POLICY IMPLIES THAT YOU GRANT CUSTOMERS THE RIGHT TO USE YOUR SOFTWARE OVER A DEFINED PERIOD OF TIME. PLEASE DESCRIBE TO US THE LENGTH OF BOTH THE LICENSE TERMS AND THE RELATED MAINTENANCE PERIODS AND EXPLAIN HOW YOU DETERMINE THAT VSOE EXISTS FOR THE MAINTENANCE. AS PART OF YOUR RESPONSE, ADDRESS THE GUIDANCE IN AICPA TECHNICAL PRACTICE AIDS 5100.53 AND .54.


RESPONSE:   Cover-All grants customers licenses to use its software either perpetually or for a period of five years. Maintenance periods on the licenses are typically five years and thereafter remain automatically renewable for one-year terms, unless the license is terminated. Because Cover-All's customer licenses do not have a duration of one year or less, AICPA Technical Practice Aid 5100.53 does not apply.

            Maintenance revenue is defined separately in Cover-All's contracts with its customers. In accordance with the guidance in AICPA Technical Practice Aid 5100.54, the determination that vendor-specific objective evidence, or VSOE, exists for maintenance was reached by analyzing SOP 97-2. As provided in paragraph 10 of SOP 97-2, "Arrangements Which Contain Multiple Elements," fees "should be allocated to the various elements based upon vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element. Vendor-specific objective evidence of fair value is limited to the following:

            o   The price charged when the same element is sold separately

            o For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price,

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                          Page 8


                once established, will not change before the separate introduction of the element into the marketplace."

            A customer's contract with Cover-All may include licensing, maintenance and professional services or a variation of these three items, based upon the customer's needs. The fees charged for these three services are allocated in the contract based upon the price charged when the same element is sold separately. The Company determined that VSOE exists for maintenance because the fees allocated to the various elements are consistent with the fees charged when the same services are offered separately.

            Maintenance service contracts require Cover-All to provide centralized support services, error correction services, updates and ISO/NCCI bureau updates over the life of the contract. Because maintenance service fees are based upon the period of time covered by the maintenance contract, fees are recognized ratably over the life of the contract. The maintenance fee is based upon the Company's internal pricing model and the initial charge is comparative to the renewal fees charged in subsequent years. Therefore, the contracts established by Cover-All encompass this price allocation based upon vendor-specific objective evidence.

3. IT APPEARS THAT YOUR ARRANGEMENTS MAY INVOLVE MULTIPLE ELEMENTS. PLEASE DESCRIBE TO US ALL ELEMENTS INCLUDED IN ANY MULTIPLE-ELEMENT ARRANGEMENTS AND EXPLAIN HOW YOU ALLOCATE THE ARRANGEMENT FEE TO EACH ELEMENT. INDICATE WHETHER YOU DETERMINE VSOE FOR EACH ELEMENT OR FOR THE UNDELIVERED ELEMENTS ONLY AND DESCRIBE HOW YOUR CURRENT REVENUE RECOGNITION POLICY ADDRESSES THESE ARRANGEMENTS.

RESPONSE:   A customer's contract with Cover-All may include licensing, maintenance and professional services or a variation of these three items, based upon the customer's needs. The fees charged for these three services are typically allocated in the contract based upon the price charged when the same element is sold separately. As defined in paragraph 10 of SOP 97-2, "Arrangements Which Contain
            Multiple Elements", fees "should be allocated to the various elements based upon vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element. Vendor-specific objective evidence of fair value is limited to the following:

            o   The price charged when the same element is sold separately

            o For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace."

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                          Page 9


            The license fee is based upon the fair value of the software and the Company's internal pricing model based upon the number of users. Because maintenance service fees are based upon the period of time covered by the maintenance contract, fees are recognized ratably over the life of the contract. The maintenance fee is based upon the Company's internal pricing model and the initial charge is comparative to the renewal fees charged in subsequent years. Professional services fees are based upon the Company's standard daily rates. Therefore, the contracts established by Cover-All encompass this price allocation based upon vendor-specific objective evidence.

            Furthermore, the Company recognizes revenue under its customer contracts in accordance with paragraph 08 of SOP 97-2, which requires that revenues be recognized when:

            o   persuasive evidence of an arrangement exists;

            o   delivery has occurred;

            o   the vendor's fee is fixed and determinable; and

            o   collectibility is probable.

            Cover-All enters into formal contracts with its customers, which provide the anticipated date of installation of software or services to be rendered, fixed pricing for the software license fee and maintenance fee and the standard daily rates for any potential services which may be requested by the customer.

            Maintenance service contracts require Cover-All to provide centralized support services, error correction services, updates and ISO/NCCI bureau updates over the life of the contract. Because maintenance service fees are based upon the period of time covered by the maintenance contract, fees are recognized ratably over the life of the contract. The professional service fees are typically rendered as needed and are recorded at the time of service.

            Once delivery and installation of the software license has occurred, the software is operational, collectibility of the fee has been determined to be probable and Cover-All has fulfilled its obligations to the customer, customer acceptance has been achieved and revenue is recognized.

            Cover-All's current revenue recognition policy, as set forth above, is summarized in Note 1 to Cover-All's Consolidated Financial Statements.

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                         Page 10


4. PLEASE TELL US MORE ABOUT YOU SOFTWARE CUSTOMIZATION SERVICES REFERRED TO ON PAGE 4 AND THE OTHER PROFESSIONAL CONSULTING SERVICES DESCRIBED IN YOUR REVENUE RECOGNITION POLICY. DESCRIBE THE NATURE OF THESE SERVICES AND INDICATE WHETHER THESE ARE OFFERED AS PART OF MULTIPLE-ELEMENT ARRANGEMENTS. IF THESE SERVICES ARE OFFERED AS PART OF MULTIPLE-ELEMENT ARRANGEMENTS, EXPLAIN TO US HOW YOU HAVE CONCLUDED THAT THE SERVICES SHOULD BE ACCOUNTED FOR SEPARATELY. REFER TO PARAGRAPHS 7 AND 63 TO 71 OF SOP 97-2 FOR FURTHER GUIDANCE.

RESPONSE:   Software customization services and professional consulting services, including training and consulting services, focus on software design, implementation, modification and customization.
            These services are not required for the software to be operational, but are performed when modifications are requested by the customer.
            These services are provided on an as-needed based by Cover-All, and, if the services are not utilized, the customer is not charged for the fees allocated to this service.

            As provided for in paragraph 65 of SOP 97-2, in order to account separately for the service element of an arrangement that includes both software and services, sufficient VSOE of fair value must exist to permit allocation of the revenue to the various elements of the arrangement. Sufficient VSOE of fair value of the services described above is evident if the price charged for the services when they are part of a multiple-element contract is the same as when the services are sold separately. In addition, the services "(a) must not be essential to the functionality of any element of the transaction and
            (b) must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services."

            The allocation of fees for professional services revenue is in accordance with the criteria established in paragraph 65 of SOP 97-2 for separate accounting and the fees are therefore allocated based upon the vendor-specific objective evidence in accordance with paragraph 66 of SOP 97-2. Revenue from professional consulting services is recognized when the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for these services, revenue is deferred until the uncertainty is sufficiently resolved. Professional consulting services revenues are generally accounted for separately from new software license revenues.

5. YOU INDICATE ON PAGE 4 THAT YOUR MIC SOFTWARE IS AVAILABLE TO YOUR CUSTOMERS USING AN APPLICATION SERVICE PROVIDER MODEL. PLEASE EXPLAIN TO US HOW YOU RECOGNIZE THESE REVENUES AND INDICATE HOW YOUR CURRENT REVENUE RECOGNITION POLICY ADDRESSES THIS MODEL.

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                         Page 11


RESPONSE:   Cover-All's MIC software is available using an application service provider ("ASP") model. An ASP model is a "hosting" arrangement in which the customer does not take possession of the software. The software used is on a third party's server and the customer accesses the software on an as-needed basis via the Internet. The customer is paying for two elements: (1) the right to use the software and (2) storage and execution of the software in a third party environment which includes third party servers and support.

            ASP revenue is recognized over the life of the contract, as indicated in Cover-All's revenue recognition policy. The allocation of fees for the ASP revenue is in accordance with the criteria established in paragraph 65 of SOP 97-2 for separate accounting and the fees are therefore allocated based upon vendor-specific objective evidence in accordance with paragraph 66 of SOP 97-2.

6. YOUR POLICY INDICATES THAT YOU RECOGNIZE REVENUE WHEN YOUR SOFTWARE IS ACCEPTED BY CUSTOMERS. PLEASE TELL US ABOUT THESE ACCEPTANCE PROVISIONS AND ANY OTHER REVENUE-RELATED CONTINGENCIES SUCH AS RIGHTS OF RETURN, STOCK ROTATION RIGHTS, PRICE PROTECTION, AND WARRANTIES. DESCRIBE THE MATERIAL TERMS OF ANY SUCH CONTINGENCIES AND DESCRIBE THEIR IMPACT ON YOUR REVENUE RECOGNITION POLICY.

RESPONSE:   Cover-All enters into formal written contracts with its customers, which provide the anticipated date of installation of software or services to be rendered, fixed pricing for the software license fee and maintenance fee and the standard daily rates for any potential professional consulting services which may be requested by the customer.

            Maintenance service contracts require Cover-All to provide centralized support services, error correction services, updates and ISO/NCCI bureau updates over the life of the contract. Because maintenance service fees are based upon the period of time covered by the maintenance contract, fees are recognized ratably over the life of the contract. The professional service fees are typically rendered as needed and are recorded at the time of service.

            Cover-All's license software and/or modifications are subject to the customer's acceptance. The Company's agreements are structured as follows with regard to acceptance:

            o The licensed software is delivered to the customer soon after the effective date of the license agreement.

            o The license fee for the licensed software is payable upon the customer's receipt of the licensed software and is not contingent upon delivery of the modifications.

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                         Page 12


            o   The licensed software is not subject to acceptance testing.

            o In the event the customer requires an acceptance test for the licensed software, the acceptance test is based on conformance with Cover-All's defined acceptance criteria and not the customer's defined criteria.

            o The software modifications are delivered to the customer within 90 days after the customer's receipt of the licensed software. Modifications that take longer than 90 days are considered significant to Cover-All's licensed software, thus causing the application of contract accounting to the agreement.

            Cover-All's warranty provides that its licensed software will conform to vendor-defined criteria, a description of which is included in the standard documentation provided with the licensed software.

            Once delivery and installation of the software license has occurred, the software is operational and Cover-All has fulfilled its obligations to the customer, customer acceptance has been achieved and revenue is recognized.

CAPITALIZED SOFTWARE, PAGE F-11

7. WE NOTE THAT YOU COMPLETE DEVELOPMENT OF YOUR NEW SOFTWARE PRODUCTS CONCURRENTLY WITH THE ESTABLISHMENT OF TECHNOLOGICAL FEASIBILITY AND THEN BEGIN CAPITALIZING SOFTWARE COSTS. PLEASE DESCRIBE TO US THE NATURE OF THESE POST-DEVELOPMENT SOFTWARE COSTS THAT ARE BEING CAPITALIZED AND EXPLAIN HOW YOUR POLICY COMPLIES WITH SFAS 86.

RESPONSE:   Cover-All capitalizes costs that are eligible under FASB statement
            No. 86, "Accounting for the Costs of Computer Software to be Sold,
            Leased, or Otherwise Marketed." Although FASB 86 does not define the types of costs to be included in production costs, Cover-All utilizes the guidelines established in the Implementation Guide's
            "Q&A 86 - Computer Software: Guidance on Applying Statement 86", specifically question 9, which provides specific examples of these costs.

            Once technological feasibility of a software product has been established, costs capitalized by the Company include the direct costs of developing the software product, initial training materials and documentation manuals. Direct costs include salaries of programmers, system analysts, project management and administrative personnel involved in the designing, coding or testing of the software and related materials. Also considered by the Company to be direct costs of developing the software product are fringe benefits of direct employees, outside consultant fees, allocated facility costs and supply expenditures specifically for the project's development effort.

                                                                Mr. Brad Skinner
                                                              September 16, 2005
                                                                         Page 13


                                      * * *


As per your instructions in your letter of comments, Cover-All acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call the undersigned at (973) 461-5190 or David E. Weiss of DLA Piper Rudnick Gray Cary US LLP at (212) 835-6157 if you have any questions or require further information. Please advise us if we can further assist you in the review of the above-referenced document.




                                        Very truly yours,

                                        /s/ Ann F. Massey

                                        Ann F. Massey
                                        Chief Financial Officer




cc:     John W. Roblin, President and Chief Executive Officer
        David E. Weiss, Esq.